Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au



18 September 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTIFICATION OF SUBSTANTIAL SHAREHOLDING

As required under Listing Rule 3.19.1, the Company gives notice that it has become aware that Perpetual Limited increased its relevant interest in Tabcorp Holdings Limited on 16 September 2008 to 37,176,287 ordinary shares representing 7.08% of the issued fully paid ordinary capital.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.



Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

22 September 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE OF ANNUAL GENERAL MEETING

The Company's Annual General Meeting will be held at the Melbourne Park Function Centre, Batman Avenue, Melbourne at 10.00am on Thursday 23 October 2008.

Attached are copies of documents relating to the Company's Annual General Meeting that will be dispatched to shareholders today with their dividend statements and, if requested, the Company's Annual Report for the year ended 30 June 2008.

Included in the attachments are:

- Chairman's letter;
- Map and directions for attending the Annual General Meeting;
- Notice of Annual General Meeting and Explanatory Memorandum; and
- Proxy form.

The Company's Concise Annual Report and the Financial Report for the financial year ended 30 June 2008 were lodged with the Australian Securities Exchange on 15 September 2008 and are available from the Company's website at **www.tabcorp.com.au**.

The Annual General Meeting will be webcast live on the company's website at **www.tabcorp.com.au**.

Tabcorp

Tabcorp Holdings Limited
ABN 66 063 780 709
All Registry communications to:
C/- Link Market Services Limited
Locked Bag A14
Sydney South, NSW 1235
Telephone (within Australia): 1300 665 661
Telephone: (02) 8280 7418
Facsimile: (02) 9287 0303
Facsimile (proxy only): (02) 9287 0309
Email: tabcorp@linkmarketservices.com.au
Website: www.linkmarketservices.com.au

22 September 2008

Dear Shareholder,

I am pleased to invite you to Tabcorp's 2008 Annual General Meeting, which will be held at the Melbourne Park Function Centre, Batman Avenue, Melbourne, Victoria at 10.00am on Thursday 23 October 2008. Enclosed is a Notice of Meeting detailing the business to be considered at the meeting.

If you plan to attend the meeting, please bring the enclosed proxy form with you to enable prompt registration on your arrival.

The meeting will be webcast live on Tabcorp's website **www.tabcorp.com.au** and will also be archived on this website for later viewing.

Appoint a proxy

If you are unable to attend the meeting, you are encouraged to appoint a proxy by:

- using the share registry's website **www.linkmarketservices.com.au**; or
- completing the enclosed proxy form in accordance with the instructions on the proxy form. The proxy form should be returned to the share registry either by facsimile on (02) 9287 0309 or in the envelope provided.

On-line proxies and proxy forms must be received by 10.00am (AEST) on Tuesday 21 October 2008 to be valid for the meeting.

Become an eShareholder (receive your communications electronically)

You can elect to receive all your shareholder communications electronically, including dividend advices, annual reports, notices of meetings and other shareholder communications. By providing your email address and electing to become an eShareholder, you will be helping to reduce the impact on the environment and costs associated with printing and sending shareholder documents. Shareholders can make their selections using the on-line share registry facility available on Tabcorp's website **www.tabcorp.com.au**.

Annual reports

Tabcorp's interactive annual reports are available online from the Company's website, **www.tabcorp.com.au**.

Dividend payments

All dividends paid by Tabcorp to shareholders with a registered address in Australia are paid by direct credit into a nominated bank account with an Australian financial institution or through reinvestment in the Company's Dividend Reinvestment Plan (DRP). Payments by direct credit are available to shareholders on dividend payment date allowing shareholders to utilise their funds immediately without any mailing or handling delays. There are also no misplaced or un-banked cheques, and reduces the likelihood of mail fraud. DRP participants are able to increase their Tabcorp share portfolio without any brokerage costs. You can provide or update your bank account details by using the on-line share registry facility on **www.tabcorp.com.au** or by contacting the share registry. To elect to participate in the Company's DRP, contact the share registry.

I look forward to welcoming you to the Annual General Meeting.

Yours faithfully,



John Story
Chairman

HOW TO GET TO THE MEETING

There are many ways that you can get to the Melbourne Park Function Centre. When you arrive at Melbourne Park, proceed to the Yarra Room, which is located on the concourse level, opposite Rod Laver Arena.

By Tram

Catch a tram from Flinders Street, Southern Cross or Richmond stations and alight at the Rod Laver Arena stop (Route 70 – City to Wattle Park). For route and timetable information call 131 638.

By Car

The Melbourne Park car park can be entered using Entrance D off Olympic Boulevard. Shareholders can use the Melbourne Park car park for free. Upon registration at the meeting, shareholders will receive a free car park ticket to be used when exiting the car park.

By Taxi

The taxi pick-up and drop-off point is located on Olympic Boulevard. To enter Melbourne Park, walk through the front gates and up the stairs towards Rod Laver Arena and follow the concourse level around to the right.

Walk

From Federation Square, walk along the Yarra River, through the parklands of Birrarung Marr. To enter Melbourne Park, walk through the front gates and up the stairs towards Rod Laver Arena and follow the concourse level around to the right.


LEGEND
Taxi
Parking
Hire Car and Limousines
Bus Stop/Pick Up/Drop Off
Disabled Parking
Tram Stop
Route 70 Tram Shuttle
Pedestrian Route
MELBOURNE PARK FUNCTION CENTRE
MELBOURNE PARK
YARRA PARK
YARRA RIVER
CITY
EAST MELBOURNE
RICHMOND
Northern carpark
Enter here Entrance D
Collins St
Flinders St
Swanston St
Russell St
Exhibition St
Spring St
Lansdowne St
Clarendon St
Wellington Pde
Wellington Pde South
Treasury Gardens
Fitzroy Gardens
Jolimont Station
GATE 3
Public Access
GATE 5
GATE 7
Flinders St Station
Federation Square
Birrarung Marr
Batman Ave
Alexandra Gardens
Queen Victoria Gardens
Alexandra Ave
Linlithgow Ave
Kings Domain
Melbourne Cricket Ground
Brunton Ave
Rod Laver Arena
The Oval
Hisense Arena
Olympic Blvd
Lexus Centre
Olympic Park Stadium
Richmond Cricket Ground
Richmond Station
Punt Rd
Entrance D
N

Melbourne Park Function Centre
Functions and events: 03 9286 1600
Corporate hospitality: 03 9286 1118
W: www.mopt.com.au
E: functions@mopt.vic.gov.au

Parking

Entrance D off Olympic Boulevard.

Disabled parking bays and ramp access to Function Centre.

Tram

(Route 70, City – Wattle Park) Catch a tram from Flinders Street, Southern Cross or Richmond stations and alight at the Rod Laver Arena tram stop.

Enter through gates at Garden Square and along ramp to left to Function Centre.

Notice of Annual General Meeting

FOR THE PURPOSE OF ASSISTING VISION IMPAIRED SHAREHOLDERS, A COPY OF THIS NOTICE IN LARGE PRINT IS AVAILABLE BY CALLING (03) 9868 2779.

Tabcorp Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent, Melbourne Australia 3004

Notice is hereby given that the Annual General Meeting of Tabcorp Holdings Limited (the "Company") will be held at the Melbourne Park Function Centre, Batman Avenue, Melbourne on Thursday 23 October 2008 at 10.00am.

Item 1 – Financial Statements and Reports

To receive and consider the Financial Statements and the Reports of the Directors and of the Auditor in respect of the year ended 30 June 2008.

Item 2 – Election and Re-Election of Directors

(a) In accordance with the Constitution of the Company, Ms Paula Dwyer retires and, being eligible, offers herself for re-election. Accordingly, it is proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution:

'To re-elect as a Director of the Company Ms Paula Dwyer who, being a Director of the Company, retires and, being eligible, offers herself for re-election.'

(b) In accordance with the Constitution of the Company, Mr John O'Neill, having been appointed to the Board since the last Annual General Meeting of the Company, retires and, being eligible, offers himself for election. Accordingly, it is proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution:

'To elect as a Director of the Company Mr John O'Neill who, having been appointed to the Board since the last Annual General Meeting of the Company, retires and, being eligible, offers himself for election.'

(c) If Mrs Jane Hemstritch has received all necessary regulatory approvals and has been appointed by the Board as a Director of the Company prior to the Annual General Meeting, then, in accordance with the Constitution of the Company, it will be proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution. Otherwise, this resolution will not be put to the Annual General Meeting.

'To elect as a Director of the Company Mrs Jane Hemstritch who, having been appointed to the Board since the last Annual General Meeting of the Company, retires and, being eligible, offers herself for election.'

(d) If Mr Brett Paton has received all necessary regulatory approvals and has been appointed by the Board as a Director of the Company prior to the Annual General Meeting, then, in accordance with the Constitution of the Company, it will be proposed to consider and, if thought fit, pass the following resolution as an ordinary resolution. Otherwise, this resolution will not be put to the Annual General Meeting.

'To elect as a Director of the Company Mr Brett Paton who, having been appointed to the Board since the last Annual General Meeting of the Company, retires and, being eligible, offers himself for election.'

Item 3 – Remuneration Report

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the Remuneration Report (which forms part of the Directors' Report) in respect of the year ended 30 June 2008 be adopted.'

Item 4 – Grant of Performance Rights to Managing Director and Chief Executive Officer

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That approval be given to the grant of that number of Performance Rights determined based on the formula 1,500,000 divided by the Fair Market Value of a Performance Right to the Managing Director and Chief Executive Officer of the Company, Mr Elmer Funke Kupper, under the Tabcorp Long Term Performance Plan and on the basis described in the Explanatory Memorandum to this Notice of Meeting.'

Voting exclusion statement

In accordance with the Australian Securities Exchange ("ASX") Listing Rules, the Company will disregard any votes cast on item 4 by:

- Mr Elmer Funke Kupper; and
- any other Director who is eligible to participate in any Tabcorp employee incentive scheme; and
- any of their respective associates.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By Order of the Board



Kerry Willcock
Company Secretary
Dated: 22 September 2008

NOTES ON VOTING

Voting at the Meeting

1. The Company has determined that for the purpose of voting at the meeting, shares will be taken to be held by those persons recorded in the Company's Register of Members as at 10.00am (AEST) on Tuesday 21 October 2008.
2. On a poll, shareholders have one vote for every fully paid ordinary share held (subject to the restrictions on voting referred to below).

Voting by Proxy

1. A shareholder entitled to attend and vote is entitled to appoint not more than two proxies, who may be either an individual or a body corporate. Should you appoint a body corporate as your proxy, that body corporate will need to ensure that it:
   - appoints an individual as its corporate representative to exercise its powers at the meeting, in accordance with section 250D of the Corporations Act 2001 (Cth); and
   - provides to the Company satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

   If a shareholder appoints two proxies and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes. An additional form of proxy will be supplied by the Company's Share Registry on request.
2. In the case of joint shareholders, the form of proxy must be signed by either one or both of the joint shareholders personally or by attorney. If you are signing as an attorney then the power of attorney must have been noted by the Share Registry or a certified copy must accompany the proxy form.
3. If the shareholder is a corporation, the form of proxy may be executed under its common seal, or under the hand of two directors of the company or a director and a company secretary of the company. If there is a sole director who is also the sole secretary, the form of proxy may be signed by that person.

4. A proxy need not be a shareholder of the Company.
5. If the Chairman of the meeting is appointed as your proxy without a direction as to how to vote, the Chairman intends to vote your proxy in favour of all resolutions.
6. To be effective, a form of proxy must be received by the Company at the postal address shown below or at the Company's registered office, 5 Bowen Crescent, Melbourne, Victoria, 3004, or at the facsimile number (02) 9287 0309, by 10.00am (AEST) on Tuesday 21 October 2008. Proxy forms may also be lodged on-line at the Share Registry's website, www.linkmarketservices.com.au. You will be taken to have signed your proxy form if you lodge it in accordance with the instructions on the website.

A Form of Proxy accompanies this Notice of Annual General Meeting.

Restrictions on Voting

Gambling legislation in Victoria, New South Wales and Queensland and Part 2 (Rules 131 to 139) of the Constitution of the Company contain provisions regulating the exercise of voting rights by persons with prohibited shareholding interests. The legislation also sets out the regulation of shareholding interests. The relevant Minister has the power to request information to determine whether a person has a prohibited shareholding interest. If a person fails to furnish these details within the time specified or, in the opinion of the Minister, the information is false or misleading, the Minister can declare the voting rights of those shares suspended.

For Lodgement of Proxy Form

Proxy forms may be lodged at the Company's registered office or at the Company's Share Registry at the following addresses:

Link Market Services Limited	or	Link Market Services Limited
Locked Bag A14		Level 12
Sydney South, NSW 1235		680 George Street
		Sydney, NSW 2000

or by facsimile: (02) 9287 0309
or on-line at www.linkmarketservices.com.au.

EXPLANATORY MEMORANDUM

Item 1 – Financial Statements and Reports

The Financial Report, Directors' Report and Auditor's Report for the Company for the year ended 30 June 2008 will be laid before the meeting. There is no requirement for shareholders to approve those reports. However, the Chairman will allow a reasonable opportunity for shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the Auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report, the accounting policies adopted by the Company in its preparation of the financial statements and the independence of the Auditor in relation to the conduct of the audit.

Written questions to the Company's Auditor about:

- the content of the Auditors' Report; and
- the conduct of the audit,

may be submitted no later than Thursday 16 October 2008 to:

The Company Secretary
Tabcorp Holdings Limited
5 Bowen Crescent
Melbourne VIC 3004
Facsimile: (03) 9868 2726
E-mail: investor@tabcorp.com.au

Copies of the questions, if any, to the Company's Auditor will be available at the meeting and posted on the Company's website.

In addition to taking questions at the meeting, written questions to the Chairman about the management of the Company may be submitted at any time prior to the meeting to the Company Secretary at the above address.

Item 2 – Election and Re-Election of Directors

(a) **Re-election of Ms Paula Dwyer as a Director of the Company**

Ms Paula Dwyer joined the Board as a Director of the Company in August 2005. In accordance with the ASX Listing Rules and the Constitution of the Company, Ms Dwyer retires and, being eligible, offers herself for re-election as a Director.

Ms Dwyer is a Director of Suncorp-Metway Limited and Babcock and Brown Japan Property Management Limited. She is also a Member of the Takeovers Panel. Ms Dwyer is Vice President of the Baker Heart Research Institute. Ms Dwyer is a former Director of David Jones Limited Authority and of the Victorian Gaming Commission from 1995 to 1995.

Ms Dwyer is a Chartered Accountant with strong financial and commercial experience. Her executive career was in investment management and investment banking. She was a founding partner and Director of investment manager Calibre Asset Management Limited. In investment banking Ms Dwyer was a leading adviser in regulated industries particularly in the financial services, electricity and gas sectors. Prior to this Ms Dwyer was a Chartered Accountant at Price Waterhouse.

Ms Dwyer brings to the Board her extensive financial and investment experience in areas such as infrastructure, mergers and acquisitions and equity capital market raisings, as well as gambling industry experience through her previous appointments with the Victorian gambling regulators.

Ms Dwyer holds a Bachelor of Commerce, is a Fellow of the Institute of Chartered Accountants in Australia, Fellow of the Australian Institute of Company Directors and Fellow of the Financial Services Institute of Australasia.

Ms Dwyer is Chairman of the Victorian Joint Venture Management Committee and Chairman of the Tabcorp Audit Committee. She is a member of the Tabcorp Nomination Committee, Tabcorp Remuneration Committee and the Tabcorp Risk and Compliance Committee.

(b) **Election of Mr John O'Neill as a Director of the Company**

Mr John O'Neill joined the Board as a Director of the Company in May 2008, following the receipt of all necessary regulatory approvals. Under the ASX Listing Rules and the Constitution of the Company, a Director (other than the Managing Director of the Company) who is appointed by the Board may hold office only until the next general meeting of the Company and is then eligible for election at that meeting. Accordingly, Mr O'Neill retires and, being eligible, offers himself for election as a Director.

Mr O'Neill currently is the Managing Director and Chief Executive Officer of Australian Rugby Union Limited, a position he previously held between 1995 and 2004. From 2004 to 2006, he was the Chief Executive Officer of Football Federation Australia. He is a former Managing Director and Chief Executive Officer of the State Bank of New South Wales and Chairman of the Australian Wool Exchange Limited.
Mr O'Neill is also the inaugural Chairman of Events New South Wales, which flowed from the independent reviews he conducted on behalf of the New South Wales Government into Events Strategy, Convention and Exhibition Space, and Tourism in New South Wales during 2007.

Mr O'Neill was appointed an Officer of the Order of Australia (AO) in 2004 for service to rugby as an administrator, to the financial services sector, and to the community through educational and charitable organisations. In 2005, he was awarded the French decoration of Chevalier de la Legion D'Honneur, in recognition of his assistance in the preparation and organisation of sporting events in Australia and France, and for his contribution to the development of bilateral relations in the field of sports between Australia and France.

Mr O'Neill has a wealth of entertainment, administrative and financial experience, gained through his involvement in international sport, mass entertainment and banking.

Mr O'Neill holds a Diploma of Law, is a Fellow of the Australian Institute of Bankers and a Foundation Fellow of the Australian Institute of Company Directors.

Mr O'Neill is Chairman of the Tabcorp Risk and Compliance Committee and is a member of the Tabcorp Audit Committee.

(c) **Election of Mrs Jane Hemstritch as a Director of the Company**

Following the receipt of all necessary regulatory approvals, as previously announced by the Company, Mrs Jane Hemstritch will be appointed by the Board, in accordance with the Constitution, as a Director of the Company. Under the ASX Listing Rules and the Constitution of the Company, a Director (other than the Managing Director of the Company) who is appointed by the Board may hold office only until the next general meeting of the Company and is then eligible for election at that meeting. Accordingly, subject to receiving all necessary regulatory approvals and subject to being appointed as a Director of the Company prior to the Annual General Meeting, Mrs Hemstritch offers herself for election as a Director. If Mrs Hemstritch has not received all necessary regulatory approvals and been appointed as a Director of the Company prior to the Annual General Meeting, the resolution in relation to the election of Mrs Hemstritch as a Director of the Company will not be put to the Annual General Meeting.

Mrs Hemstritch is a Director of the Commonwealth Bank of Australia and a Director of The Global Foundation.

Mrs Hemstritch was Managing Director - Asia Pacific for Accenture Limited where she was a member of Accenture's global executive leadership team and headed up its business portfolio in Asia Pacific spanning 30,000 employees in twelve countries. Prior to that Mrs Hemstritch had a variety of leadership positions at Accenture, during her 24 year career at that company.

Mrs Hemstritch has extensive experience in communications, information technology, change management and accounting, gained across the telecommunications, energy, financial services, government and manufacturing sectors and in business expansion in Asia.

Mrs Hemstritch holds a Bachelor of Science (First Class Honors), is a Fellow of the Institute of Chartered Accountants in Australia, Fellow of the Institute of Chartered Accountants in England and Wales, and Member of Chief Executive Women Inc.

(d) **Election of Mr Brett Paton as a Director of the Company**

Following the receipt of all necessary regulatory approvals, as previously announced by the Company, Mr Brett Paton will be appointed by the Board, in accordance with the Constitution, as a Director of the Company. Under the ASX Listing Rules and the Constitution of the Company, a Director (other than the Managing Director of the Company) who is appointed by the Board may hold office only until the next general meeting of the Company and is then eligible for election at that meeting. Accordingly, subject to receiving all necessary regulatory approvals and subject to being appointed as a Director of the Company prior to the Annual General Meeting, Mr Paton offers himself for election as a Director. If Mr Paton has not received all necessary regulatory approvals and been appointed as a Director of the Company prior to the Annual General Meeting, the resolution in relation to the election of Mr Paton as a Director of the Company will not be put to the Annual General Meeting.

Mr Paton is Chairman of independent corporate advisory firm O'Sullivan Partners. He has been a leader in Australian capital markets for more than 28 years having worked closely with company boards and management on various initial public offerings, major raisings and merger and acquisition transactions. He was Managing Director and Vice Chairman of Global Investment Banking at UBS and was a Member of its Australian Executive Committee, Chairman of the Equity Markets Committee and Chairman of the Capital Commitment Committee, its underwriting committee.

Mr Paton has significant strategic and financial experience, gained from his extensive experience in capital markets and the financial sector. He is a keen follower of Australian racing and has interests in thoroughbred racehorses.

Mr Paton holds a Bachelor of Economics, is a Member of the Institute of Chartered Accountants in Australia and Fellow of the Financial Services Institute of Australasia.

The Chairman intends to vote undirected proxies in favour of the re-election of Ms Paula Dwyer and the election of Mr John O'Neill, Mrs Jane Hemstritch and Mr Brett Paton.

The Board recommends the re-election of Ms Paula Dwyer and the election of Mr John O'Neill, Mrs Jane Hemstritch and Mr Brett Paton.

Item 3 – Remuneration Report

Pursuant to the Corporations Act 2001 (Cth), the Company is required to include in the Directors' Report a detailed Remuneration Report relating to Directors' and executives' remuneration in the financial year ended 30 June 2008, and submit it for adoption by resolution of shareholders at the Annual General Meeting.

The Directors' Report for the year ended 30 June 2008 contains the Company's Remuneration Report. A copy of the Remuneration Report is set out on pages 30 to 47 of the Concise Annual Report, which can be found on the Tabcorp website at **www.tabcorp.com.au**.

The Remuneration Report discusses matters including (but not limited to):

- Board policy for determining the remuneration of Directors and executives;
- the relationship between that policy and the Company's performance;
- details of the performance conditions associated with the remuneration of the Managing Director and Chief Executive Officer and senior executives; and
- certain details prescribed by the Corporations Regulations relating to the remuneration of the Directors, and of the key management personnel and the five most highly remunerated executives of the Company and the Tabcorp Group.

The Chairman intends to vote undirected proxies in favour of the resolution in relation to item 3.

The Board recommends that shareholders vote in favour of the resolution in relation to item 3.

The shareholder vote is advisory only and does not bind the Directors or the Company.

Item 4 – Grant of Performance Rights to Managing Director and Chief Executive Officer

Shareholders are being asked to approve the new equity component of Mr Elmer Funke Kupper's remuneration package.

(a) **Background**

The remuneration of Mr Funke Kupper for his second year as the Company's Managing Director and Chief Executive Officer includes fixed remuneration and short and long term incentive arrangements. There is no change from the previous year to the amount of fixed remuneration or the amount payable as a short term incentive if targets are met.

Mr Funke Kupper will receive fixed remuneration (inclusive of superannuation) of $1,500,000 per annum. Pursuant to the short term incentive arrangements, Mr Funke Kupper will participate in a short term performance scheme pursuant to which he will be eligible to receive a variable short term incentive award based on his individual performance and the Company's performance over the annual performance review period. Mr Funke Kupper's short term performance award is equivalent to $1,500,000 if targets are met, and is deliverable in cash, with the opportunity for Mr Funke Kupper to voluntarily sacrifice all or part of the award into Deferred Shares or additional superannuation contributions.

The Company has agreed new employment terms with Mr Funke Kupper relating to the long term incentive component of his remuneration package in respect of his second year as Managing Director and Chief Executive Officer. The Company will, subject to obtaining the necessary shareholder approval, allocate to him that number of Performance Rights determined based on the formula 1,500,000 divided by the Fair Market Value of a Performance Right*, rounded down to the nearest whole number ('New Performance Rights'). This represents a long term incentive award equivalent to $1,500,000 as at 15 September 2008. The number of New Performance Rights proposed to be allocated to Mr Funke Kupper based on this formula will be confirmed at the Annual General Meeting.

The proposed allocation of New Performance Rights will align Mr Funke Kupper's annual long term incentive arrangements with those of other Tabcorp senior executives. The performance hurdles, Test Dates and other vesting and exercise conditions applying to the New Performance Rights will be equivalent to those that apply to other senior executives participating in the Tabcorp Long Term Performance Plan as at 15 September 2008.

The Company intends that the long term incentive component of Mr Funke Kupper's remuneration package will involve annual grants of Performance Rights and/or Options, which would be subject to performance hurdles, with the grant of such Performance Rights and/or Options being subject to obtaining any necessary shareholder approvals at the relevant time.

In accordance with the ASX Listing Rules, shareholder approval is being sought for the grant to Mr Funke Kupper of the New Performance Rights. The New Performance Rights are to be issued under the Tabcorp Long Term Performance Plan, with the vesting and exercise conditions relating to the New Performance Rights being as described below.

ASX Listing Rule 10.15 requires this Notice of Meeting to include the following specified information in relation to the New Performance Rights which are proposed to be granted to Mr Funke Kupper pursuant to the Tabcorp Long Term Performance Plan. For further information on

* *Fair Market Value (FMV) is the valuation method used to allocate equity components of long term incentives (LTI) in order to align remuneration values with disclosed accounting expense for share based payments and emerging market practice. The Company engages external consultants to calculate the FMV for each allocation of Performance Rights under the LTI using the following pricing models:*

- *Monte Carlo simulation to estimate the proportion of Performance Rights which might vest at each test date after the application of the performance hurdles; and*
- *a binomial tree to reflect the American call option value of the Performance Rights at each test date, discounted to present value at the grant date.*

These models take the following factors into consideration:

- *current share price of the underlying share;*
- *life of instrument;*
- *expected volatility of the Company's share price;*
- *risk free interest rate; and*
- *the Company's expected dividend yield.*

the Long Term Performance Plan, refer to the Remuneration Report in the Concise Annual Report for the year ended 30 June 2008 on pages 30 to 47.

(b) **Date the securities will be provided**

If approved by shareholders, the New Performance Rights will be issued as soon as possible after the Annual General Meeting, with effect from 15 September 2008.

(c) **Maximum number of securities to be provided**

The maximum number of New Performance Rights that may be acquired by Mr Funke Kupper under the Tabcorp Long Term Performance Plan pursuant to the resolution set out at item 4 is that number arrived at based on the formula in that resolution.

(d) **The price of the securities, vesting conditions and other matters**

No exercise price

No amount is payable on the grant or exercise of the New Performance Rights. If the New Performance Rights vest and Mr Funke Kupper exercises the New Performance Rights, the New Performance Rights will deliver an equivalent number of fully paid ordinary shares to Mr Funke Kupper.

Conditions of vesting

The New Performance Rights may vest on 15 September 2011, 15 March 2012 or 15 September 2012 (each being a 'Test Date'), subject to the satisfaction of applicable performance hurdles (described below). If the performance hurdles have not been met by the last Test Date (15 September 2012), those New Performance Rights which have not vested will lapse, though the Board does have discretion under the Long Term Performance Plan to waive vesting conditions.

The performance hurdle which will apply in respect of the grant of the New Performance Rights to Mr Funke Kupper is relative total shareholder return (the 'Total Shareholder Return Hurdle'). Whether the performance hurdle has been met for the New Performance Rights will be determined on the Test Dates. In the event of a takeover offer for the Company or any other transaction resulting in a change of control of the Company, the date of any change of control of the Company will also be a Test Date.

The Total Shareholder Return Hurdle measures the Company's total shareholder return ('TSR') ranking against a peer group of 100 companies, being the 100 largest ASX listed companies based on market capitalisation and excluding property trusts, infrastructure groups and mining companies measured over the period from 15 September 2008 until the applicable Test Date.

Broadly, TSR measures the return received by shareholders from holding shares in a company over a particular period. TSR is calculated by taking into account the growth in a company's share price over the relevant measurement period as well as the dividends received (and assumed to be reinvested back into the company's shares) during that period. For the purpose of measuring the growth in the Company's share price over the relevant measurement period, the starting point has been set at the volume weighted average share price of the Company's shares traded on the ASX on each of the 20 trading days up to and including 15 September 2008.

The Company's TSR ranking as against a peer group of the 100 largest companies has been chosen as the performance measure for the New Performance Rights as it directly aligns with the interests of shareholders and reflects performance as measured against the Company's key strategic objective, which is to maximise TSR as compared with TSR for peer companies.

The table below sets out the percentage of the New Performance Rights that will vest depending on the Company's TSR ranking as at the applicable Test Dates.

TSR ranking	Percentage of the Performance Rights that will vest
Below 50th percentile	0%
At 50th percentile	50%
Above 50th percentile and below 75th percentile	Pro-rata between 50% (at 50th percentile) and 100% (at 75th percentile)
At or above 75th percentile	100%

The New Performance Rights may vest progressively. This means that if on the second Test Date the Company's relative TSR ranking is higher than as measured on the first Test Date, a further number of the New Performance Rights may vest in addition to the New Performance Rights that may have already vested. The maximum number of New Performance Rights that will have vested will accord with the highest measure of the Company's relative TSR ranking on the relevant Test Dates.

An example of the way in which the New Performance Rights may vest progressively is indicated in the following table.

Test Date	TSR ranking at Test Date	Cumulative percentage vested	Percentage vesting at Test Date
First Test Date (at 15 September 2011)	50th percentile	50% vested	50% vest
Second Test Date (at 15 March 2012)	65th percentile	80% vested	30% vest (equal to 80% less 50% already vested)
Third Test Date (at 15 September 2012)	75th percentile	100% vested	20% vest (equal to 100% less 80% already vested)

Exercise and lapse of New Performance Rights

Upon exercise of the New Performance Rights, Mr Funke Kupper will acquire fully paid ordinary shares in the Company and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in the Company.

New Performance Rights that have not vested after the last Test Date will ordinarily lapse, though the Board does have discretion under the Long Term Performance Plan to waive vesting conditions.

New Performance Rights that have vested will be exerciseable on or before 15 September 2015 (subject to the position set out below in relation to termination of employment). Following this time, any vested New Performance Rights that remain unexercised will lapse.

Upon termination of employment (other than at the discretion of the Board in special circumstances such as, but not limited to, death and permanent disablement), all unvested New Performance Rights will lapse immediately. In all circumstances of termination of employment (other than for serious misconduct, in which case all vested (but not exercised) and all unvested New Performance Rights will lapse immediately), all New Performance Rights that have vested at the date of termination will be exerciseable by Mr Funke Kupper for a period of 90 days following termination of employment, following which they will lapse.

(e) **Directors who have received securities under the Long Term Performance Plan since the last approval**

100,000 Performance Rights were issued to Mr Funke Kupper on 26 November 2007, following shareholder approval granted at the Company's last Annual General Meeting.

Mr Funke Kupper is the only Director or associate of a Director who has received securities under the Long Term Performance Plan since the last shareholder approval was given at the Company's Annual General Meeting held on 26 November 2007.

There is no acquisition or exercise price in the case of the Performance Rights.

Prior to his appointment as Managing Director and Chief Executive Officer, Mr Funke Kupper received the following Performance Options and Performance Rights under the Long Term Performance Plan. These securities were issued to Mr Funke Kupper while he was in the role of Chief Executive Australian Business.

Performance Options:

Date of Grant	Number	Exercise Price
3 March 2006	112,500	$15.08
14 September 2006	123,626	$16.57

Performance Rights:

Date of Grant	Number
3 March 2006	15,000
26 November 2007	100,000

(f) **Directors who are eligible to participate in the Long Term Performance Plan**

Mr Funke Kupper is presently the only Director entitled to participate in the Long Term Performance Plan.

(g) **No loan scheme**

There is no loan scheme in relation to the Long Term Performance Plan.

The Chairman intends to vote undirected proxies in favour of the resolution in relation to item 4.

Mr Funke Kupper, who has a personal interest in the subject of the resolution in relation to item 4, has abstained from making a recommendation to shareholders in relation to the resolution. The other **Directors recommend that shareholders vote in favour of the resolution in relation to item 4.**

TABCORP HOLDINGS LIMITED
ABN 66 063 780 709

Please return your proxy form to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: 1300 665 661
(02) 8280 7418
Facsimile: (02) 9287 0309
ASX Code: TAH
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

I/We being a member(s) of Tabcorp Holdings Limited and entitled to attend and vote hereby appoint

A the **Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Thursday, 23 October 2008, at the Melbourne Park Function Centre, Batman Avenue, Melbourne and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received by 10:00am (AEST) on Tuesday, 21 October 2008. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert X in the appropriate box below.**

Item 2 – Election and Re-Election of Directors	For	Against	Abstain*
(a) Re-Election of Ms Paula Dwyer	☐	☐	☐
(b) Election of Mr John O'Neill	☐	☐	☐
(c) Election of Mrs Jane Hemstritch	☐	☐	☐
(d) Election of Mr Brett Paton	☐	☐	☐

	For	Against	Abstain*
Item 3 Remuneration Report (non-binding advisory vote)	☐	☐	☐
Item 4 Grant of Performance Rights to Managing Director and Chief Executive Officer	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting Link Market Services Limited at the address or telephone number shown on this form. The Link Market Services Limited privacy policy is available on its website (www.linkmarketservices.com.au).



TAH PRX841

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony George Hodgson
Date of last notice	14 April 2008

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1,245 ordinary shares held directly, and 19,000 ordinary shares held indirectly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Mr Hodgson has an interest in 19,000 ordinary shares held indirectly by Jaladah Pty Ltd as trustee of a superannuation fund of which Mr Hodgson is a beneficiary
Date of change	22 September 2008, being the Tabcorp dividend payment date
No. of securities held prior to change	As detailed above
Class	Ordinary shares
Number acquired	69 ordinary shares issued pursuant to the Tabcorp Dividend Reinvestment Plan
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.38 per ordinary share pursuant to the Tabcorp Dividend Reinvestment Plan
No. of securities held after change	1,314 ordinary shares held directly, and 19,000 ordinary shares held indirectly

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of ordinary shares pursuant to participation in the Tabcorp Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Not applicable
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable
Interest after change	Not applicable

END

+ See chapter 19 for defined terms.